Filed by Tornier N.V. (SEC File No.: 001-35065)
pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: Wright Medical Group, Inc.
SEC File No.: 001-35823
Date: October 27, 2014

October 27, 2014

Dear Tornier colleagues,

I am extremely pleased to share with you that today we announced that we have entered into an agreement to combine with Wright Medical Group, Inc., a publicly traded medical device company with a focus on the lower extremities segment.

Thus far in our journey to become the #1 Extremities Company in the World, we have made great progress – this is a direct result of everyone’s hard work and focus on executing our plans. I could not be more proud of our team and the results we have delivered across all of the functional areas. Nevertheless, the goal of becoming #1 remains several years away for us as a stand-alone business. The ability to strategically combine with Wright creates a compelling opportunity to accelerate the achievement of our goal as we bring together two high-performance organizations with a shared passion for serving the Extremities markets. Both of the businesses, Tornier and Wright have built strong reputations in the market place and are highly regarded by our surgeon customers – a result of our mutual focus on delivering great products through a dedicated and aligned sales channel. By combining these remarkable businesses, we are not only shortening the timeline to our goal; more importantly, we are creating a Premier Extremities & Biologics Company!

Wright Medical Group, Inc., which is very similar in size to Tornier, has Upper Extremities, Lower Extremities, as well as Biologics business units selling in the U.S. and International markets. In particular, Wright has an innovative and broad lower extremities product offering. Wright is based in Memphis, TN and has approximately 1,000 employees around the world with sales in over 60 countries.

Once combined, the new company will offer the most comprehensive and innovative portfolio covering Arthroplasty, Bone Fixation, Soft Tissue Repair, and Biologics for Upper and Lower Extremities. This strong portfolio, leveraged across our dedicated sales channel and supported by our customer service teams will enhance our ability to provide solutions that enable clinicians to alleviate pain and restore their patients’ lifestyles. As such, we believe this combination will generate long-term value for each of our constituent groups: our customers, our employees and our shareholders. For more information on Wright, please refer to www.wmt.com.

Why Are We Merging With Wright?

There are several compelling reasons why this combination will allow us to achieve more together:

•	Our companies have complementary product offerings in the upper and lower extremities segment. Wright specializes in Foot and Ankle and Tornier specializes in Upper and Lower Extremities, with breakthrough biologics across both. This powerful combination provides opportunities for growth beyond what we could achieve as individual companies.

•	We share consistent and complementary approaches to the market, including our High Performance Management System, an Extremities market focus, addressing the continuum of care through innovative solutions, and commitment to investment in medical education and professional training.

•	We share a commitment to product innovation and a culture of scientific advancement and physician-driven service. Our “Specialists Serving Specialists” philosophy is well aligned with Wright’s vision to be “The Specialty Orthopaedic Company People Love.”

•	Our combined products, sales and distribution talent, medical education and customer relationships will allow us to increase our focus on the needs of surgeon specialists by expanding the breadth and depth of extremity products we offer. In particular, when combined, we will have the opportunity to leverage Wright’s highly advanced and innovative Biologics offering through Tornier’s Upper Extremity Sales Channel.

•	Additionally, our dedicated research and development teams will power innovation across the combined product portfolio to enhance patient outcomes.

•	The blend of the two companies will maximize the best of our respective talents, capabilities, technologies and cultures. Employees will benefit from being part of a larger, dynamic organization that offers enhanced opportunities for career development and growth.

The combined company will be known as Wright Medical Group N.V. The U.S. headquarters for the Upper Extremity business will be based at Tornier’s existing facility in Bloomington, MN and the Lower Extremity and Biologics business will be based in Wright’s existing facility in Memphis. The U.S. headquarters for the combined company will be in Memphis with the new combined executive leadership co-located over time in this location. The combined company will be led by Bob Palmisano as the CEO and myself as Chief Operating Officer.

Next Steps

Time is required between now and closing to obtain regulatory and shareholder approvals and to plan for the integration. We expect the transaction to close during the first half of 2015. It is very important that you keep in mind that we must operate as independent companies until the transaction closes. Therefore, we must compete as vigorously as we did before the announcement of the merger. Also, please do not reach out to your counterparts at Wright.

Over the next few hours, you will receive a meeting invitation to discuss the announcement in more detail. Employee meetings will happen throughout the day on Tuesday, October 28. There will be a future opportunity to meet with Tornier and the new Wright leadership.

Please send all your questions related to the combination to winningtogether@tornier.com. You can also find information on the merger by visiting our transaction website, www.ExtremitiesLeader.com.

In the coming weeks, we will form teams to plan our integration. We will identify best practices from both organizations to leverage our combined strengths. The integration process will involve repositioning and aligning the strategic vision for both entities and preparing for a successful “Day One” following the close of the transaction, when both businesses begin operating as one company. We will regularly communicate the integration plans as we move through the process. In the meantime, we must not allow our planning efforts to distract us from executing on our current business objectives.

As always, it is important to direct external questions and media inquiries to the proper company spokespeople. Please forward media inquiries to Shawn McCormick, Chief Financial Officer by phone at (952) 426-7646 or by email at shawn.mccormick@tornier.com.

When Tornier was founded 70 years ago, René Tornier had a vision to create a great orthopedic company. Alain Tornier continued this legacy forward building a strong and highly respected orthopedic business in the 80’s and 90’s. Recently as a public company, we have narrowed our focus on Extremities and built a leadership position within certain segments. Now we will take the next step forward in our evolution to become the #1 Extremities Company in the World. None of these milestones could have been achieved without the strength and capabilities that come from a group of talented and dedicated employees. I want to thank you as well as our predecessors, Tornier’s founder, Tornier’s founder’s son, and my predecessor for putting us in a position to create this high-growth business, which I believe will become a Premier Extremities-Biologics Company.

Best regards,

David H. Mowry

President & Chief Executive Officer

Important Additional Information and Where to Find It

In connection with the proposed merger, Tornier plans to file with the U.S. Securities and Exchange Commission (SEC) a registration statement on Form S-4 that will include a joint proxy statement of Wright and Tornier that also constitutes a prospectus of Tornier. Wright and Tornier will make the joint proxy statement/prospectus available to their respective shareholders. Investors are urged to read the joint proxy statement/prospectus when it becomes available, because it will contain important information. The registration statement, definitive joint proxy statement/prospectus and other documents filed by Tornier and Wright with the SEC will be available free of charge at the SEC’s website (www.sec.gov) and from Tornier and Wright. Requests for copies of the joint proxy statement/prospectus and other documents filed by Wright with the SEC may be made by contacting Julie Tracy, Senior Vice President and Chief Communications Officer by phone at (901) 290-5817 or by email at julie.tracy@wmt.com, and request for copies of the joint proxy statement/prospectus and other documents filed by Tornier may be made by contacting Shawn McCormick, Chief Financial Officer by phone at (952) 426-7646 or by email at shawn.mccormick@tornier.com.

Wright, Tornier, their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from Wright’s and Tornier’s shareholders in connection with the proposed transaction. Information about the directors and executive officers of Wright and their ownership of Wright stock is set forth in Wright’s annual report on Form 10-K for the fiscal year ended December 31, 2013, which was filed with the SEC on February 27, 2014 and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 31, 2014. Information regarding Tornier’s directors and executive officers is contained in Tornier’s annual report on Form 10-K for the fiscal year ended December 29, 2013, which was filed with the SEC on February 21, 2014, and its proxy statement for its 2014 annual general meeting of shareholders, which was filed with the SEC on May 16, 2014. These documents can be obtained free of charge from the sources indicated above. Certain directors, executive officers and employees of Wright and Tornier may have direct or indirect interest in the transaction due to securities holdings, vesting of equity awards and rights to severance payments. Additional information regarding the participants in the solicitation of Wright and Tornier shareholders will be included in the joint proxy statement/prospectus.

Cautionary Note Regarding Forward-Looking Statements

This communication includes forward-looking statements. These forward-looking statements generally can be identified by the use of words such as “anticipate,” “expect,” “plan,” “could,” “may,” “will,” “believe,” “estimate,” “forecast,” “goal,” “project,” and other words of similar meaning. Forward-looking statements in this communication include but are not limited to, statements about the benefits of the transaction; potential synergies and cost savings and the timing thereof; future financial and operating results; the expected timing of the completion of the transaction; and the combined company’s plans, objectives, expectations and intentions with respect to future operations . Each forward-looking statement contained in this communication is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement. Applicable risks and uncertainties include, among others, uncertainties as to the timing of the transaction; uncertainties as to whether Tornier shareholders and Wright shareholders will approve the transaction; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction, or the terms of such approval; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, customers, vendors and other business partners; the risk that shareholder litigation in connection with the transaction may result in significant costs of defense, indemnification and liability; other business effects, including the effects of industry, economic or political conditions outside of Wright’s or Tornier’s control; the failure to realize synergies and cost-savings from the transaction or delay in realization thereof; the businesses of Wright and Tornier may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; operating costs and business disruption following completion of the transaction, including adverse effects on employee retention and on Wright’s and Tornier’s respective business relationships with third parties; transaction costs; actual or contingent liabilities; the adequacy of the combined company’s capital resources; and the risks identified under the heading “Risk Factors” in Wright’s Annual Report on Form 10-K, filed with the SEC on February 27, 2014, and Tornier’s Annual Report on Form 10-K, file with the SEC on February 21, 2014, as well both companies’ subsequent Quarterly Reports on Form 10-Q and other information filed by each company with the SEC. We caution investors not to place considerable reliance on the forward-looking statements contained in this presentation. You are encouraged to read Wright’s and Tornier’s filings with the SEC, available at www.sec.gov, for a discussion of these and other risks and uncertainties. The forward-looking statements in this communication speak only as of the date of this document, and we undertake no obligation to update or revise any of these statements. Our businesses are subject to substantial risks and uncertainties, including those referenced above. Investors, potential investors, and others should give careful consideration to these risks and uncertainties.